UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Proposal of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders, at the Annual Shareholders’ Meeting to be held on March 10, 2009, at 5:00 pm.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. submits to examination and resolution the following proposals:

Considering that the Company obtained in the fiscal year ended in 12.31.2008 the Net Income of R$7,620,237,437.37, we propose the allocation, after deducting the amount of R$99,219,177.26 for adjustment of the reflex of the previous periods, as set forth in the Law # 11.638/2007, as follows: R$376,050,913.01 for the account “Profits Reserve – Legal Reserve”; R$4,452,491,903.11 for the “Profits Reserve – Statutory Reserve”; and R$2,692,475,443.99 for payment of Interests on Own Capital and Dividends, of which R$850,481,874.98 have been already paid, and R$1,841,993,569.01 will be paid on 3.9.2009.

Cidade de Deus, Osasco, SP, February 17th , 2009

Board of Directors

Lázaro de Mello Brandão	- Chairman
Antonio Bornia	- Vice Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-. .-.-.-.-.-.-.-.-.-.--.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.- -.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.- -.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.- -.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.

We declare this is a free English translation of the Minutes of the Special Meeting # 1,411, of the Bank’s Board of Directors, held on February 17th, 2009, drawn up in the Company’s records.

Banco Bradesco S.A.

Milton Almicar Silva Vargas	Domingos Figueiredo de Abreu
Executive Vice President	Managing Director

Documents Made Available to Shareholders: the Call Notice, the Proposal of the Board of Directors and the Manual for the Participation of Shareholders in the aforementioned Shareholder’s Meeting will be available to shareholders in Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, and they may also be viewed on the website www.bradesco.com.br – Corporate Governance – Corporate Documents section.

Representation: pursuant to Paragraph One of Article 126 of Law # 6,404, as of December 15th, 1976, and further amendments, shareholders may be represented by attorneys-in-fact, in compliance with the legal restrictions, sending the original power of attorney in up to 2 (two) business days before the estimated date of the Shareholders’ Meeting, by mail or by messenger, to Banco Bradesco S.A. – Secretaria Geral – Área Societária - Cidade de Deus - 4o andar do Prédio Novo - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent to the e-mail governancacorp@bradesco.com.br and as an alternative by fax (55 11) 3684-4630 or (55 11)3683-2564.

Further needed clarifications may be obtained through the e-mail investidores@bradesco.com.br, in the Investor Relations Website – www.bradesco.com.br/ri, in the Bradesco Branch Network or by means of the telephone number 0800 704 0200 (free call).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.